Exhibit 99.3

IAMGOLD CORPORATION 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com 000001 Mr A Sample Designation (if any) Security Class Add1 COMMON Add2 add3 Holder Account Number add4 add5 C1234567890 XXX add6 Fold Form of Proxy - Annual Meeting to be held on Friday, May 29, 2020 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every shareholder has the right to appoint any person or company of his, her or its choice, who need not be a shareholder, to attend and act on his, her, or its behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder. 5. The securities represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. Fold 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 10:00 am, Eastern Daylight Time, on Wednesday, May 27, 2020 VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Receive Documents To Virtually Attend To Vote Using the Internet Electronically the Meeting • Call the number listed BELOW from a touch • Go to the following web • You can enroll to receive future securityholder • You can attend the meeting virtually tone telephone. site: www.investorvote.com communications electronically by visiting by visiting the URL provided on the • Smartphone? www.investorcentre.com and clicking at the bottom back of this proxy. 1-866-732-VOTE (8683) Toll Free of the page. Scan the QR code to vote now. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a shareholder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 CPUQC01.E.INT/000001/i1234 01LK7A

MR SAM SAMPLE C1234567890 XXX 123 Appointment of Proxyholder The undersigned shareholder(s) of IAMGOLD Corporation (the Print the name of the person you are “Corporation”) hereby appoint(s) Donald K. Charter, Chairman and a appointing if this person is someone director of the Corporation or, failing him, P. Gordon Stothart, President, OR other than Donald K. Charter or, failing CEO and a director of the Corporation him, P. Gordon Stothart. Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/IAMGOLD and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting (the “Meeting”) of the shareholders of IAMGOLD Corporation to be held online at https://web.lumiagm.com/222025090 on Friday, May 29, 2020 at 10:00 am (EDT) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Election of Directors Fold For Withhold For Withhold For Withhold 01. John E. Caldwell 02. Donald K. Charter 03. Richard J. Hall 04. P. Gordon Stothart 05. Mahendra Naik 06. Timothy R. Snider 07. Sybil E. Veenman 08. Ronald P. Gagel For Withhold 2. Appointment of Auditors Appointment of KPMG LLP, Chartered Accountants, as auditor of the Corporation for the ensuing year and authorizing the directors to fix their remuneration. For Against 3. Advisory Vote on Executive Compensation Resolved, on an advisory basis, and not to diminish the role and responsibilities of the board of directors of the Corporation, that the shareholders accept the approach to executive compensation disclosed in the Corporation’s information circular delivered in advance of the 2020 annual meeting of shareholders. Fold Signature(s) Date Authorized Signature(s) – This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are MM / DD / YY indicated above, this Proxy will be voted as recommended by Management. Interim Financial Statements – Mark this box if you Annual Financial Statements – Mark this box if would like to receive Interim Financial Statements and you would NOT like to receive the Annual Financial accompanying Management’s Discussion and Analysis Statements and accompanying Management’s Discussion by mail. and Analysis by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. H T D Q 2 9 4 5 5 7 X X X X A R 2 999999999999 01LK8B